SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 1, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-	☒	Form 40-	☐
F		F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of December 31, 2012,

together with the Independent Auditor´s Report

CONTENTS

•	Independent Auditor´s Report
•	Cover
•	Balance sheets	1
•	Statements of income	5
•	Statements of changes in shareholders’ equity	7
•	Statements of cash flows	8
•	Notes to the financial statements	10
•	Exhibits A through L, N and O	44 - 60
•	Consolidated balance sheets	61
•	Consolidated statements of income	65
•	Consolidated statements of cash flows	67
•	Consolidated statements of debtors by situation	69
•	Notes to the consolidated financial statements with subsidiaries	70 - 77
•	Exhibit l to the consolidated financial statements with subsidiaries	78 - 80
•	Earnings distribution proposal

INDEPENDENT AUDITOR´S REPORT

Translation into English – Originally issued in Spanish

See Note 24 to the Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have audited the accompanying balance sheet of BANCO MACRO S.A. as of December 31, 2012, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. We have also audited the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of December 31, 2012, and the related consolidated statements of income and cash flows for the year then ended, which are disclosed as supplementary information.

2.	The Bank’s Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina). This responsibility includes designing, implementing and maintaining an adequate internal control system so that such financial statements are free from material misstatement whether due to errors or irregularities; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit.

3.	We conducted our audit in accordance with auditing standards effective in Argentina and the “Minimum external auditing standards” issued by the BCRA. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit includes performing procedures, on a selective test basis, to obtain judgmental evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment who, to this end, assesses the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making these risk assessments, the auditor considers the Bank’s internal controls relevant to the preparation and fair presentation of the financial statements in order to select the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

5.	As further explained in note 24, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

6.	In our opinion, the financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of BANCO MACRO S.A. and the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2012, and the related results of its operations and cash flows for the year then ended, in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the fourth paragraph, with respect to the professional accounting standards effective in Argentina.

7.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2012, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, which were presented for comparative purposes, we report that, on February 15, 2012, we expressed a qualified opinion due to differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying stand-alone financial statements.

8.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book and, in our opinion, were prepared in all material respects, in conformity with the applicable BCRA rules, Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and the rules of the BCRA and in conformity with the provisions of CNV Resolutions Nos. 1,032/EMI and 1,996/EMI dated March 17, and May 20, 2004, respectively.

c)	As of December 31, 2012, liabilities accrued for employer and employee contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 29,925,953, none of which was due as of that date.

d)	We applied the anti-money laundering and anti-terrorist financing procedures provided in the related professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

e)	During the fiscal year ended December 31, 2012, we invoiced fees for auditing services rendered to the Bank, which represent 99% of total invoicing to the Bank for any item, 72% of total auditing services invoiced to the Bank and its subsidiaries, and 71% of total invoicing to the Bank and its subsidiaries for any item.

City of Buenos Aires,

February 14, 2013

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2012

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

 Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012.

Name of the auditor	Claudio N. Nogueiras
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
ASSETS

A. CASH
Cash on hand	2,451,367	1,945,713
Due from banks and correspondents
Central Bank of Argentina	5,961,897	2,875,512
Local Other	13,591	15,400
Foreign	294,691	103,434
Other	308	269
	8,721,854	4,940,328

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings booked at market value	956,071	736,368
Government securities under repo transactions with Central Bank of Argentina		1,992,625
Holdings booked at amortized cost	345,427	103,616
Instruments issued by the Central Bank of Argentina	350,607	1,255,027
	1,652,105	4,087,636

C. LOANS (Exhibits B, C and D)
To the non-financial government sector	586,349	335,726
To the financial sector
Interfinancing (granted call)	48,546	250,000
Other financing to Argentine Financial Institutions	126,767	176,100
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,927	5,226
To the non-financial private sector and foreign residents
Overdrafts	4,242,281	2,683,707
Documents	3,614,176	3,138,189
Mortgage loans	1,439,935	1,108,456
Pledge loans	905,051	665,549
Personal loans	9,149,092	7,490,051
Credit cards	4,364,439	2,851,876
Other (Note 6.1.)	4,706,073	4,115,741
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	526,709	349,757
less: Unearned discount	(93,983)	(71,182)
less: Allowances (Exhibit J)	(828,838)	(557,586)
	28,788,524	22,541,610

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	461,630	2,321,905
Amounts receivable from spot and forward sales pending settlement	435,434	1,141,336
Securities and foreign currency receivable from spot and forward purchases pending settlement (Exhibit O)	129,844	50,719
Unlisted corporate bonds (Exhibits B, C and D)	80,326	251,864
Receivables from forward transactions without delivery of underlying asset	12	880
Other receivables not covered by debtors classification standards (Note 6.2.)	757,490	564,910
Other receivables covered by debtors classification standards (Exhibits B, C and D)	130,005	33,144
Accrued interest receivables covered by debtors classification standards (Exhibit B, C y D)	515
less: Allowances (Exhibit J)	(228,023)	(232,314)
	1,767,233	4,132,444

E. RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
Receivables from financial leases	328,307	330,605
Accrued interest and adjustments	4,984	5,512
less: Allowances (Exhibit J)	(6,585)	(5,583)
	326,706	330,534

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	773,355	614,045
Other	63,354	52,224
less: Allowances (Exhibit J)	(311)	(1,142)
	836,398	665,127

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	6,195	6,240
Other (Note 6.3.)	767,659	530,551
Accrued interest and adjustments receivables from sales of assets (Exhibits B, C and D)	332	231
Other accrued interest and adjustments receivable	35	447
less: Allowances (Exhibit J)	(8,744)	(12,339)
	765,477	525,130

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	593,558	519,676

I. OTHER ASSETS (Exhibit F)	263,373	228,253

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	72,841	86,893
Organization and development costs	206,088	222,479
	278,929	309,372

K. ITEMS PENDING ALLOCATION	4,501	3,120

TOTAL ASSETS	43,998,658	38,283,230

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	6,771,268	4,875,273
From the financial sector	24,072	17,419
From the non-financial private sector and foreign residents
Checking accounts	5,946,947	4,429,772
Savings accounts	6,018,303	5,599,541
Time deposits	12,717,720	10,756,676
Investment accounts	149,325	43,766
Other (Note 6.4.)	695,067	585,082
Accrued interest, adjustments, foreign exchange and quoted price differences payables	171,269	125,642
	32,493,971	26,433,171

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	21,645	9,043
Banks and International Institutions (Exhibit I)	273,968	154,942
Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	523,176	654,905
Amounts payable for spot and forward purchases pending settlement	116,092	48,523
Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	470,703	3,160,058
Financing received from Argentine financial institutions (Exhibit I)
Interfinancing - (received call)	40,000	1
Other financing received from Argentine financial institutions	13,724	15,501
Accrued interest payables	52
Receivables from forward transactions without delivery of underlying asset		30
Other (Note 6.5. and Exhibit I)	1,813,258	1,391,206
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	52,724	48,793
	3,325,342	5,483,002

N. OTHER LIABILITIES
Fees	7,076	7,523
Other (Note 6.6.)	1,128,139	897,827
	1,135,215	905,350

O. PROVISIONS (Exhibit J)	98,289	88,164

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	740,192	647,753

Q. ITEMS PENDING ALLOCATION	6,554	6,238

TOTAL LIABILITIES	37,799,563	33,563,678

SHAREHOLDERS' EQUITY (As per related statement)	6,199,095	4,719,552

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	43,998,658	38,283,230

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	34,516,450	18,082,033

Contingent	8,960,163	7,916,106
Credit lines obtained (unused portion)		11,700
Guarantees received	8,557,643	7,385,671
Other not covered by debtors classification standards	165	195
Contingent debit-balance contra accounts	402,355	518,540

Control	25,169,946	6,511,301
Receivables classified as irrecoverable	953,335	876,232
Other (Note 6.7.)	23,718,970	5,388,859
Control debit-balance contra accounts	497,641	246,210

Derivatives (Exhibit O)	386,341	3,654,626
Notional value of put options taken (Note 11.d))	56,045	40,091
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	127,918	1,757,843
Interest rate swap (Note 11.b))	85,000	158,550
Derivatives debit-balance contra accounts	117,378	1,698,142

CREDIT-BALANCE ACCOUNTS	34,516,450	18,082,033

Contingent	8,960,163	7,916,106
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)	19,669	38,729
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	131,488	70,371
Other guarantees provided not covered by debtors classification standards	153,762	137,329
Other covered by debtors classification standards (Exhibits B, C and D)	97,436	272,111
Contingent credit-balance contra accounts	8,557,808	7,397,566

Control	25,169,946	6,511,301
Checks to be credited	497,641	246,210
Control credit-balance contra accounts	24,672,305	6,265,091

Derivatives (Exhibit O)	386,341	3,654,626
Notional value of put options sold (Note 11.c))	14,713	36,490
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	102,665	1,661,652
Derivatives credit-balance contra account	268,963	1,956,484

The accompanying notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011

A. FINANCIAL INCOME
Interest on cash and due from banks	184	179
Interest on loans to the financial sector	44,259	22,934
Interest on overdrafts	709,327	449,141
Interest on documents	407,211	228,180
Interest on mortgage loans	193,209	154,421
Interest on pledge loans	126,072	91,221
Interest on credit card loans	669,924	344,861
Interest on financial leases	60,308	56,531
Interest on other loans	3,052,719	2,070,021
Net income from government and private securities (Note 6.8.)	332,685	451,151
Interest on other receivables from financial intermediation	438	191
Income from guaranteed loans - Presidential Decree No. 1,387/01	17,015	4,904
CER (Benchmark Stabilization Coefficient) adjustment	22,946	4,412
CVS (Salary Variation Coefficient) adjustment	512	362
Difference in quoted prices of gold and foreign currency	350,634	260,850
Other (Note 6.9.)	252,746	103,757
	6,240,189	4,243,116

B. FINANCIAL EXPENSE
Interest on savings accounts	32,185	23,823
Interest on time deposits	2,031,536	1,137,276
Interest on interfinancing received loans (received call)	4,696	4,930
Interest on other financing from Financial Institutions	12	8
Interest on other liabilities from financial intermediation	62,529	64,751
Interest on subordinated bonds	66,897	60,592
Other interest	3,024	2,545
CER adjustment	4,405	4,107
Contribution to Deposit Guarantee Fund	51,501	40,330
Other (Note 6.10.)	381,839	256,814
	2,638,624	1,595,176

GROSS INTERMEDIATION MARGIN - GAIN	3,601,565	2,647,940

C. PROVISION FOR LOAN LOSSES	560,379	252,724

D. SERVICE-CHARGE INCOME
Related to lending transactions	126,062	107,297
Related to deposits	1,482,611	1,098,154
Other commissions	41,977	39,736
Other (Note 6.11.)	805,625	576,572
	2,456,275	1,821,759

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011

E. SERVICE-CHARGE EXPENSE
Commissions	142,834	106,687
Other (Note 6.12.)	491,848	290,094
	634,682	396,781

F. ADMINISTRATIVE EXPENSES
Personnel expenses	1,689,864	1,364,820
Directors' and statutory auditors' fees	63,384	50,457
Other professional fees	95,586	77,405
Advertising and publicity	89,668	72,932
Taxes	148,733	115,128
Depreciation of equipment	79,550	68,802
Amortization of organization costs	67,609	55,295
Other operating expenses (Note 6.13.)	393,205	294,869
Other	208,503	155,909
	2,836,102	2,255,617

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	2,026,677	1,564,577

G. OTHER INCOME
Income from long-term investments	190,714	119,885
Penalty interest	38,772	31,315
Recovered loans and allowances reversed	68,895	67,116
CER adjustments	76	78
Other (Note 6.14.)	66,989	77,939
	365,446	296,333

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	11	9
Charges for other receivables uncollectibility and other allowances	30,848	34,028
Amortization of differences related to court orders	57,735	17,933
Depreciation and loss of other assets	1,465	1,961
Goodwill amortization	14,052	14,052
Other (Note 6.15.)	34,394	24,830
	138,505	92,813

NET INCOME BEFORE INCOME TAX - GAIN	2,253,618	1,768,097

I. INCOME TAX (Note 4.)	760,000	592,000

NET INCOME FOR THE FISCAL YEAR - GAIN	1,493,618	1,176,097

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012								12/31/2011
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments (2)	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	966,226		211	2,755,369	4,719,552	4,152,842

Own shares reacquired (1)									(92,919)

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 16, 2012 and April 26, 2011, respectively:

-Legal Earning Reserved				235,219			(235,219)

-Cash Dividends									(505,312)

-Special reserve for subordinated debt securities (2)					62,934		(62,934)

-Voluntary reserve for futures distribution of earings						2,443,141	(2,443,141)

-Tax on Personal Assets							(14,075)	(14,075)	(11,156)

Reversal of special reserve from Subordinated debt instruments					(62,934)		62,934

Net income for the fiscal year - Gain							1,493,618	1,493,618	1,176,097

Balances at the end of the fiscal year	594,485	398,750	4,511	1,201,445		2,443,352	1,556,552	6,199,095	4,719,552

(1) See Notes 3.5.q.2) and 9 and Exhibit K

(2) See Note 3.5.q.3)

The accompanying notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at beginning of the fiscal year	4,940,328	4,548,311
Cash at end of the fiscal year	8,741,880	4,940,328
Net increase in cash	3,801,552	392,017

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(302,300)	3,306,617
Loans
To the financial sector	298,345	(329,750)
To the non-financial government sector	(211,412)	7,563
To the non-financial private sector and foreign residents	(1,666,550)	(4,372,196)
Other receivables from financial intermediation	2,772,994	(699,814)
Receivables from financial leases	63,107	(31,288)
Deposits
From the financial sector	6,652	1,819
From the non-financial government sector	1,600,099	514,594
From the non-financial private sector and foreign residents	2,605,408	3,569,064
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	35,355	(34,956)
Others (except liabilities included under financing activities)	462,262	116,403
Collections related to service-charge income	2,451,571	1,818,349
Payments related to service-charge expenses	(630,743)	(395,765)
Administrative expenses paid	(2,668,289)	(2,090,445)
Payment of organization and development costs	(100,554)	(94,011)
Net collections from penalty interest	38,761	31,306
Differences from payments related to court orders	(8,399)	(14,996)
Collections of dividends from other companies	7,078	10,865
Other collections related to other income and losses	53,142	67,341
Net payments from other operating activities	(345,022)	(28,980)
Payment of income tax	(771,812)	(210,013)
Net cash flows generated in operating activities	3,689,693	1,141,707

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
Investing activities
Net payments for bank premises and equipment	(125,868)	(92,463)
Net payments for other assets	(64,038)	(125,928)
Net cash flows used in investing activities	(189,906)	(218,391)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(248,003)	(58,059)
Central Bank of Argentina
Other	11,413	7,207
Banks and International Institutions	111,656	107,788
Subordinated corporate bonds	(68,650)	(61,315)
Financing received from Argentine financial institutions	(1,789)	(1,785)
Payment of dividends		(505,312)
Other payments for financing activities
Own shares reacquired		(92,919)
Net cash flows used in financing activities	(195,373)	(604,395)

Financial income and holding gains on cash and cash equivalents	497,138	73,096

Net increase in cash	3,801,552	392,017

The accompanying notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of theses financial statements

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

Additionally, during fiscal year 2010, the Bank acquired control over Banco Privado de Inversiones S.A. On August 15, 2012, the Domestic Trade Department of the Ministry of Economy and Public Finance, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 1, 2012, authorized the Bank to acquire 100% of the capital stock of Banco Privado de Inversiones S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2012 and 2011, the deposits of the Misiones Provincial Government amounted to 1,472,825 and 1,267,178 (including 39,518 and 36,332 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, such agreement was extended through March 1, 2016.

As of, December 31, 2012 and 2011, the deposits of the Salta Provincial Government amounted to 1,694,001 and 870,880 (including 177,611 and 137,286 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005, such agreement was extended through November 4, 2014.

As of December 31, 2012 and 2011, the deposits of the Jujuy Provincial Government amounted to 717,115 and 701,483 (including 88,244 and 66,237 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of December 31, 2012 and 2011, the deposits of the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán in Banco del Tucumán S.A. amounted to 1,296,416 and 807,822 (including 399,832 and 355,122 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the Province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” in which each hold 50% equity interest. The purpose of such joint venture is to provide a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof.

On August 15, 2012, the parties agreed to amend the agreement mentioned in the previous paragraph whereby, among other clauses, currently the Bank and Gestiva S.A. hold 5% and 95% interests, respectively.

As of December 31, 2012 and 2011, the net assets of such joint ventures recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 10,686 and 11,656, respectively.

Also, as of December 31, 2012 and 2011, the net income recorded through the method mentioned in the previous paragraph amounted to 32,542 and 34,824, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and Argentine professional accounting standards (see Note 5).

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of December 31, 2012, and supplementary information, as well as the statements of income, changes in shareholders’ equity and cash flows for the year then ended, are presented comparatively with data as of the prior fiscal year.

3.3.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ (Argentine regulatory agency of business associations) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.4.	Use of estimates

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of December 31, 2012 and 2011 were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of December 31, 2012 and 2011, the present value calculated by the Bank for these securities amounts to 352,521 and 104,018, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2012 and 2011, the present value reported by the Central Bank for these securities amounted to 272,589 and 238,729, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: The CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current fiscal year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Loans and deposits of Government securities:

They were valued at the quoted price as of the last respective business day, plus the related accrued interest. Differences in quoted prices and accrued interest were recorded in the related statements of income.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Debt securities in Galtrust financial trust: they were valued as provided by Central Bank Communiqué “A” 5180, as supplemented, considering the quoted price of the underlying assets (government securities) as of the last respective business day, in the appropriate proportion.

iii.	Certificates of participation in TST & AF Trust: they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

iv.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a), as the case may be. Such accruals were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

i)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

As of December 31, 2012 and 2011, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre established contingent installments or automatic renewal clauses.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3, as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3, as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.3, less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)	Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 3.3 as the case may be, less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)	Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: as of December 31, 2011, the amount represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparos (constitutional rights protection actions) and the amount recorded under Central Bank rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months. As of September 2012, the Bank decided to amortize in full the residual value as of such date and, from then on, the new disbursements pertaining to these differences will be recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last respective business day.

m.2) Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

m.4)	Put options purchased: valued at the agreed-upon exercise price.

See also Note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, converted into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income (see note 3.5.q.3)).

q)	Shareholders’ equity accounts:

q.1)	They are restated as explained in Note 3.2, except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.3 was included in the "Adjustments to shareholders’ equity" account.

q.2)	Treasury stock: the purchase cost of treasury stock was debited from the “Unappropriated retained earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Treasury stock" (see also note 9 and Exhibit K).

q.3)	Special reserve for subordinated debt instruments: related to the reserve created for paying the financial services of subordinated corporate bonds issued by the Bank (see note 10.a.1). This reserve is reversed on a monthly basis as the related interest is recorded in the related statement of income.

r)	Statement-of-income accounts:

r.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

Item	12/31/2012	12/31/2011

Cash	8,721,854	4,940,328

Government and private securities
Instruments issued by the Central Bank	20,026
Cash and cash equivalents	8,741,880	4,940,328

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2012 and 2011, the Bank estimated an income tax charge of 760,000 and 592,000, respectively; hence, no minimum presumed income tax should be assessed for fiscal years ended on such dates.

Additionally, as of December 31, 2012, the Bank made income tax prepayments for 433,770 for the 2012 fiscal year, which were recorded in the "Other receivables" account and will be applied to the tax amount assessed in the 2012 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Argentine current professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

5.1.	Valuation standards

The main items with differences in valuation matters as of December 31, 2012 and 2012 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to income	to equity		to income
Item	12/31/2012	12/31/2011	12/31/2012	12/31/2012	12/31/2011	12/31/2012
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	6,300	45	6,255	6,583	72	6,511
Instruments issued by the Central Bank and booked at amortized cost	21	777	(756)	63	767	(704)
Secured loans – Presidential Decree No. 1,387/01	(16,350)	(30,091)	13,741	(16,350)	(30,092)	13,742
Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(102,276)	(110,496)	8,220	(102,276)	(110,496)	8,220
Other	(62,762)	(69,393)	6,631	(62,762)	(69,393)	6,631
Interests in other companies (c)	16,761	9,311	7,450
Intangible assets – Organization and development expenses (d)		(49,336)	49,336		(50,410)	50,410
Deferred assets – Income tax (e)	67,950	36,195	31,755	84,386	46,564	37,822
Other assets (f)	(477)	7,679	(8,156)	(477)	7,679	(8,156)
Liabilities – Provisions (g)	(59,351)	(54,866)	(4,485)	(59,351)	(54,866)	(4,485)

Total	(150,184)	(260,175)	109,991	(150,184)	(260,175)	109,991

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to professional accounting standards, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas professional accounting standards require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

According to current professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with Central Bank rules, which differ from professional accounting standards.

(d)	Intangible assets: as of December 31, 2011, the Bank and its subsidiaries included under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the compliance with the precautionary measures that required the Bank and its subsidiaries to reimburse certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. These exchange differences do not constitute a recoverable asset and, according to current professional accounting standards, should have been charged to income (see note 3.5.l.2)).

(e)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable , either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under professional accounting standards a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(f)	The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

(g)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

If professional accounting standards had been applied, the Bank’s shareholders' equity as of December 31, 2012 and 2011 would have decreased by around 150,184 and 260,175, respectively. On the other hand, income for the fiscal years ended December 31, 2012 and 2011 would have increased by 109,991 and 9,492, respectively.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by professional accounting standards.

b)	The Bank did not disclose the income tax accrual offset by income tax prepayments. As required by professional accounting standards, the related items should be disclosed net when offsetting them in the future is legally possible and the entity is either intending or under an or obligation to do so.

c)	There are differences between the cash flow information disclosed and the requirements established by the professional accounting standard, such as the lack of segregation of the interest earned and paid by the Bank, considering that this statement is prepared according to specific standards applicable to financial institutions.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

d)	There are differences between the disclosure required by current professional accounting standards and the disclosure made by the Bank regarding its income statement items, as this statement is prepared according to specific standards applicable to financial institutions.

e)	The supplementary information presented by the Bank, is the information specifically required by Central Bank regulations. This regulation does not contemplate all disclosure requirements of the current professional accounting standards, such as the disclosure of due dates for all receivables and payables together with their interest rates or adjustments, certain information about transactions with related parties, the exchange rate applicable to different foreign currencies assets and liabilities at year end, etc.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

12/31/2012	12/31/2011

6.1)	Loans - Other

Other loans	3,715,721	3,234,006
Export financing and prefinancing	990,352	881,735
	4,706,073	4,115,741

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities issued by financial trusts	421,755	278,014
Certificates of participation in financial trusts	335,703	286,884
Other	32	12
	757,490	564,910

6.3)	Other receivables – Other

Tax prepayments	440,593	229,188
Sundry receivables	227,647	173,413
Security deposits	51,938	64,638
Advanced prepayments	36,631	50,951
Other	10,850	12,361
	767,659	530,551

6.4)	Deposits - Other

Expired time deposits	441,603	351,115
Unemployment fund for workers of the construction industry	145,572	124,663
Attachments	87,487	53,367
Security deposits	1,606	1,687
Special deposits related to inflows of foreign funds	1,539	13,649
Other	17,260	40,601
	695,067	585,082

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

12/31/2012	12/31/2011

6.5)	Other liabilities from financial intermediation - Other

Purchase financing payables	602,147	365,413
Miscellaneous not subject to minimum cash requirements	461,905	293,705
Other withholdings and additional withholdings	279,894	170,857
Other payment orders pending settlement	152,063	251,056
Collections and other transactions on account and behalf of others	130,190	113,956
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see note 7.)	83,832	80,600
Retirement pension payment orders pending settlement	41,208	34,572
Miscellaneous subject to minimum cash requirements	25,216	50,249
Other	36,803	30,798
	1,813,258	1,391,206

6.6)	Other Liabilities - Other

Taxes payable	896,397	701,137
Salaries and payroll taxes payable	103,186	100,102
Miscellaneous payables	94,105	57,807
Withholdings on salaries	29,876	24,298
Prepayment for the sale of assets	4,575	14,483
	1,128,139	897,827

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody – ANSES (Argentine social security administration)	15,843,687
Checks and securities in custody	4,425,794	3,027,436
Checks and securities not yet collected	2,238,872	1,649,744
Checks and securities to be debited	627,706	294,554
Managed portfolios (see note 12)	458,591	322,942
Checks and securities to be collected	124,320	94,183
	23,718,970	5,388,859

6.8)	Financial income – Net income from government and private securities

Net Income from government securities	280,901	395,745
Net Income from participations in financial trusts	44,928	37,525
Other	6,856	17,881
	332,685	451,151

6.9)	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	180,397	38,402
Interests on loans for export prefinancing and financing	55,792	24,255
Forward foreign-currency transactions offset	14,547	38,031
Other	2,010	3,069
	252,746	103,757

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

12/31/2012	12/31/2011

6.10)	Financial expense – Other

Turnover tax	376,647	242,307
Premiums on repurchase agreements with the financial sector	3,151	11,786
Other	2,041	2,721
	381,839	256,814

6.11)	Service-charge income - Other

Debit and credit card income	508,460	344,277
Service commissions – Joint ventures (see Note 2.5)	64,073	67,296
Rental of safe deposit boxes	62,492	47,875
Other	170,600	117,124
	805,625	576,572

6.12)	Service-charge expense - Other

Debit and credit card expenses	307,597	152,054
Turnover tax	90,116	70,336
Commissions paid to lending agents	70,486	36,468
Other	23,649	31,236
	491,848	290,094

6.13)	Administrative expenses – Other operating expenses

Security services	117,513	81,861
Maintenance, conservation and repair expenses	117,456	89,853
Electric power and communications	76,514	53,597
Leases	55,218	47,110
Stationery and office supplies	13,526	11,708
Insurance	12,978	10,740
	393,205	294,869

6.14)	Other income - Other

Other adjustments and interest on other receivables	12,674	7,147
Gain on sale of bank premises and equipment, and other assets	10,013	15,212
Services provided to Banco del Tucumán S.A.	8,729	7,426
Other	35,573	48,154
	66,989	77,939

6.15)	Other expense – Other

Donations	12,296	8,793
Turnover tax	3,157	3,278
Other	18,941	12,759
	34,394	24,830

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

7.	RESTRICTED ASSETS

As of December 31, 2012 and 2011 the following Bank’s assets are restricted:

Item	12/31/2012	12/31/2011

Government and private securities

• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, used as security in favor of SEDESA. (1)	88,984	86,205

• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points maturing in 2014, as of December 31, 2012, and Central Bank bills (LEBACs) and notes (NOBACs), as of December 31, 2011, used to perform forward foreign currency trading transactions.	5,322	43,770

• Secured Bonds under Presidential Decree No. 1,579/02 provided as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE).	35,906	34,118

• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points, maturing in 2014 used as security for the role of custodian of FGS (sustainability guarantee fund) investments securities.	35,768

• Other government and private securities	13,830	10,552
Subtotal government and private securities	179,810	174,645

Loans

• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.	37,664	34,306

• Other.		163
Subtotal Loans	37,664	34,469

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	461,630	325.633

• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)	5,460	5,000
- Risk Fund of Compañía General de Avales SGR (mutual guarantee association), formerly Macroaval SGR, with an original contribution of 5,000 made on December 28, 2011.
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 13, 2012.	20,000
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012.	20,000
Subtotal other receivables from financial intermediation	507,090	330,633

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item	12/31/2012	12/31/2011

Other receivables

• Security deposits related to credit card transactions.	46,080	57,053

• Other security deposits	5,858	7,585
Subtotal other receivables	51,938	64,638

Total	776,502	604,385

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	12/31/2012	12/31/2011

ASSETS

Cash			3,692			3,692	3,289

Loans					137,809	137,809	286,908

Other receivables from financial intermediation				3,208	107,965	111,173	114,599

Receivables from financial leases				6,542	1,937	8,479	8,589

Other receivables							13

Items pending allocation	39					39	11

Total assets	39		3,692	9,750	247,711	261,192	413,409

LIABILITIES

Deposits		197	481	7,454	489,273	497,405	250,471

Other liabilities from financial intermediation		75		1,959		2,034	12,564

Total liabilities		272	481	9,413	489,273	499,439	263,035

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	12/31/2012	12/31/2011

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent					64,596	64,596	5,875

Debit-balance accounts –Control			11,270		278,727	289,997	163,021

Credit-balance accounts – Contingent	923			2,213		3,136	3,136

Credit-balance accounts – Derivates					2,060	2,060	1,744

INCOME (EXPENSE)

Financial income	964			745	21,849	23,558	1,868

Financial expense	(413)				(12,533)	(12,946)	(16,641)

Service-charge income	28	1	1	1,177	4,424	5,631	1,429

Service-charge expense							(1,162)

Administrative expenses	(12)	(1,089)				(1,101)	(835)

Other income	9,291				438	9,729	8,076

Other expense							(208)

Total income / (loss)	9,858	(1,088)	1	1,922	14,178	24,871	(7,473)

(1)	Includes amounts generated by the Bank and its subsidiaries with related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2012, amounts to 594,485. It has remained unchanged for the last three years.

On the other hand, as mentioned in note 21, as a result of the international macroeconomic context and of the fluctuation of the capital markets, the prices of local shares, including the Bank’s, were affected. Therefore, on September 15, 2011, the Board of Directors decided to repurchase its own common registered Class B shares. In consequence, during fiscal year 2011, the Bank acquired a total of 10,000,000 shares, for a total amount of 92,919.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value		Residual value as of 12/31/2012	12/31/2012	12/31/2011

Subordinated – Class 1	USD 150,000,000	(a.1)	USD 150,000,000	740,192	647,753

Non Subordinated – Class 2	USD 150,000,000	(a.2)	USD 106,395,000	541,705	474,054

Non Subordinated – Class 3	USD 100,000,000	(a.3)			198,478

Total				1,281,897	1,320,285

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 3.5.q.3)).

The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

a.3)	On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. The Bank used the funds derived from such issuance to grant loans. Upon maturity on June 7, 2012, the Bank repaid the full 197,066 amount of the residual value of this liability.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) through a.3).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.

-	Forward transactions without delivery of the underlying asset.

-	Options.

-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.h.1), 3.5.h.2) and 3.5.m).

Positions of transactions effective as of December 31, 2012 and 2011 are as follows:

Transaction	12/31/2012	12/31/2011

Net liability of repurchase agreements	(324,454)	(3,100,775)

Net asset position of forward transactions without delivery of the underlying asset (a)	25,253	96,191

Interest rate swaps (b)	85,000	158,550

Position of put options sold on BODEN 2012 and 2013 coupons (c)	14,713	36,490

Position of put options taken (d)	56,045	40,091

Net income (loss) resulting from these transactions for the fiscal years ended December 31, 2012, and 2011, amount to income (loss):

Transaction	12/31/2012	12/31/2011

Premiums on reverse repurchase agreements	180,449	38,437

Premiums on repurchase agreements	(3,151)	(11,786)

Interest rate swap	(83)	313

Forward foreign-currency transactions offset	14,547	38,031

Total	191,762	64,995

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions:

b.1)	As of December 31, 2012, and 2011, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 85,000 and 115,000 Argentine pesos, respectively. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreements will expire between April 30, 2013, and October 31, 2014. The purpose of these transactions is to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

b.2)	As of December 31, 2011, this is related to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of thousands 43,550. These swap agreements were terminated due to the prepayment of the loan in September 2012.

(c)	Related to put options on BODEN coupons provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government. As of December 31, 2012, only the option on BODEN 2013 coupons was effective, as BODEN 2012 matured in August 2012.

(d)	Related to the following options:

d.1)	As of December 31, 2012, this is related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXVI, which may be received by the Bank as payment of the assignment value established in the agreement executed on November 28, 2012, with Banco de Servicios y Transacciones S.A. The initial price was set at 55,000, which will accrue a minimum applicable rate of 21%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. The Bank has not exercised the option as of the date of these financial statements.

d.2)	As of December 31, 2011, this is related to a put option taken of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XXI, which could be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on December 28, 2011 with Banco de Servicios y Transacciones S.A. The initial price was set at 40,000, which accrued a minimum applicable rate of 28%, compounded on a monthly basis. The option could be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of the date of these financial statements, the conditions under which the option could have been exercised have expired.

12.	PORTFOLIO MANAGEMENT

As of December 31, 2012, and 2011, the Bank manages the following portfolios:

	Managed portfolio as of
Item	12/31/2012	12/31/2011
• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,053	14,196

• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	42,274	42,520

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

	Managed portfolio as of
Item	12/31/2012	12/31/2011
• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and the former Bank.	89,477	67,688

• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”. (a)	77,767	79,480

• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	58,085	58,166

• On November 22, 2012, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trust “SECANE”; in the trust agreement the trustor assumes the role of collection agent, administration and custodian.	93,566

• Other portfolios managed by the Bank.	83,369	60,892

Total	458,591	322,942

(a)	Through Resolution No. 523 of August 20, 2002, Central Bank Board of Directors provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

13.	MUTUAL FUNDS

As of December 31, 2012, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)

Pionero Pesos	326,311,961	540,302	401,000
Pionero Renta Ahorro	122,767,869	258,876	245,524
Pionero F F	146,170,058	269,037	260,407
Pionero Renta	43,198,378	192,275	190,966
Pionero Acciones	1,225,855	3,309	3,225
Pionero Renta Dólares	11,770	28
Pionero Empresas F.C.I. Abierto PYMES	100,000	104	101
Pionero Consumo	100,000	99
Argenfunds Ahorro Pesos	184,863,777	203,731	202,519
Argenfunds Renta Privada	134,337,685	139,254	140,565

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.4450% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10302 of March 1, 2012.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency, are met. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of December 31, 2012, and 2011, the amounts recorded in the Bank’s financial statements for holdings of certificates of participation (net of allowances for 223,832 and 227,127, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	12/31/2012	12/31/2011

Certificates of participation:

TST & AF (a)	57,731	55,993

Frávega Créditos I y II (b)	50,977

Other	3,163	3,764
Subtotal certificates of participation	111,871	59,757

Debt securities:

Underwriting agreements (c)	238,182	86,396

Loma Blanca (d)	76,350	60,637

Other (e)	107,223	130,984
Subtotal debt securities	421,755	278,017
Total	533,626	337,774

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully disposed of. In addition, as of December 31, 2012, and 2011, the Bank is the direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Financial Trust (see also Note 7.1.a) to the consolidated financial statements).

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

On January 20, 2011, TST & AF Financial Trust acquired 100% of certificates of participation of San Isidro Trust (see note 15.1.(e) v)).

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 119,259.

(b)	Frávega Créditos I and II Trust

On June 28, and December 20, 2012, Frávega S.A.C.I. e I. as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into two trust agreements called Frávega Créditos I and Frávega Créditos II, respectively, whereby each trust issued Class “A” and Class “B” certificates of participation.

The purpose of both trusts is to pay the certificates of participation in full once the receivables and promissory notes transferred by the trustor have been collected. Upon expiration of the trusts, the holders of Class “B” certificates of participation will receive the remaining receivables.

As of December 31, 2012, the Bank is the direct beneficiary of 100% of the Class “A” certificates of participation issued by the trusts Frávega Créditos I and Frávega Créditos II.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 81,903.

(c)	Related to prepayments towards the placement price of the trust securities, made by the Bank through underwriting agreements (Consubond, Accicom and Pvcred, among others). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon compensation (“underwriting price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(d)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), set up the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists on the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, Province of Chubut.

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues. The final amortization of such debt securities will operate on March 16, 2016.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 500,845.

(e)	Other

It includes, among others, the following trusts:

i)	Trust created by Presidential Decree 976-01

The trust manages the collection of certain taxes for the purpose of developing infrastructure projects.

ii)	Chubut oil & gas royalties Trust

The trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

iii)	TATSA (formerly SAETA)

It manages the credit transferred by the trustor, resulting from the sale agreement of passenger transport units with the purpose of financing their manufacturing. As of December 31, 2012, the Bank is a direct beneficiary of 100% of the debt securities and certificates of participation included in “Others”, issued by the trust.

iv)	Galtrust I financial Trust

It manages investments in federal government securities for the purpose of settling the securities issued by the trust.

v)	San Isidro Trust

The trust manages investments in real property for the purpose of developing a project. The interest is related to December 31, 2011.

Additionally, note 7.1 to the consolidated financial statements include a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of December 31, 2012, and 2011, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia S.A. (subsidiary) of this type of trusts total 7,147 and 5,921, respectively.

Additionally, note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2012, and 2011, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amount to 667,866 and 301,857, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2012, and 2011, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amount to 400,026 and 386,787, respectively.

Additionally, note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

17.1.	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for December 2012 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2012

Cash

Amounts in Central Bank accounts	5,961,897

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	461,630

Total	6,423,527

17.2.	Minimum capital requirements:

As the table disclosed, the minimum capital requirements related to credit risk, interest rate risk, market risk and operational risk measured on an individual basis, effective for December 2012, along with its computable capital as of the end of that month:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item	31/12/2012

Minimum capital requirement	3,735,623

Computable capital	5,509,813

Excess amount	1,774,190

Effective as from January and February 2013, through Communiqué “A” 5369, as supplemented, the Central Bank introduced changes to the current system of minimum capital requirements, regarding both the requirement and the computable capital, respectively.

Those changes mean that as regards the requirement, among other matters, there will be changes in the risk weighting factors and in the treatment of the retail portfolio and the nonperforming portfolio, an inclusion of the credit risk hedging and credit conversion factor items, the elimination of the requirement related to interest rate risk (despite the fact that it will have to continue to be managed by the Bank), and changes in how securitizations are computed, having to keep capital depending on the degree of the exposure of the originating entity.

In relation to the computable capital, among other aspects, new criteria have been included related to the computable items, changes have been made to the deductible items and regulations have been established with regard to the limits that are to be complied with by financial institutions.

Bank’s Management believes these changes will not have significant effects in terms of the Bank’s current situation, as the computable capital currently exceeds the regulatory requirement.

18.	RISK MANAGEMENT POLICIES

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank approved the creation of a Risk Management Committee, the duties of which include ensuring that an independent risk management be established, coordinating the management of the various types of risks and the respective persons in charge.

In this regard, the coordination of the Committee includes the heads of financial risk, credit risk and operational risk, which are in charge of implementing the guidelines contained in the Risk Management framework policy.

The Risk Management framework policy establishes the environment for the risk management process under the notions of risk identification, measurement, monitoring and mitigation. In addition, it lays out the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts. The process also includes the guidelines for developing stress tests, which began to be performed in current fiscal year based on an Action Plan approved by the Risk Management Committee.

Additionally, the system is supplemented with policies and procedures specific to each risk (financial, credit, operational risks).

Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

Definitions

Liquidity Risk is mainly understood to be the funding liquidity risk, defined as Grupo Macro being unable to efficiently meet cash flows that are both expected and unexpected, current and noncurrent and with guarantees, without hindering daily operations or the financial situation. Market Liquidity Risk is understood to be the risk that the Bank may not be able to offset or unwind a position at market price.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

Market Risk is defined as the possibility of incurring losses in on- and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

Interest Rate Risk is defined as the possibility that there may be changes in the Bank’s financial situation as a result of fluctuations in the interest rates, which may have adverse effects on the Bank’s net financial income and financial value.

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with the guidelines set forth by Central Bank Communiqué “A” 5203 and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, manage and control the applicable risks.

The Risk heads will report to the Assets and Liabilities (CAP) and the Risk Management Committees on a monthly basis on the financial risk exposure and the effects that may be caused in the Bank’s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy limits.

The CAP is in charge of setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

The Financial Risk area uses the following instruments in preparing its reports: sensitivity analysis, stress tests, index curves and other simulations. The adoption of measures regarding the detected departures based on the information provided is left to Senior Management’s discretion, for which it must take into consideration several factors such as the market conditions or the complexity and variety of transactions, considering the defined action plans. The Risk Management Committee learns about these situations and the plans implemented, analyzing the impact on risk exposure. As a result, it may require an explanation about the case from Senior Management or, based on its survey, recommend adjustments to the policies, procedures and limits to the Board of Directors.

The goal set by the Board of Directors is to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity is supported by an adequate planning process that considers the current and future cash needs, as well as possible changes in economic, political, regulatory conditions, among other.

This makes it necessary to identify forecast and possible cash outflows, as well as alternative strategies to handle assets and liabilities in critical situations.

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; changes, rates and volatility of term deposits, and the participation of institutional investors; liquidity and interest rate risk; established limits and issuance of warnings.

The Bank evaluates the liquidity risk situation through different tools, some of which include:

•	Liquidity Test: this is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without there being any significant changes in the business.

•	Stress Tests: used to quantify the impact of individual or systemic illiquidity scenarios.

•	Mismatch control: the Risk Management Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios.

•	Assets and Liabilities Assumptions: in the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Market risk is evaluated by computing the value at risk (VAR), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

The tool used for the interest rate risk is the computation of income at risk, which is used for measuring the risk of portfolios that accrue interest, measuring the impact of an adverse change in interest rates on income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

The Contingency Plans were adjusted during current fiscal year based on the Action Plan approved by the Risk Management Committee.

Credit risk

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies the purpose of which is to ensure risks fall within a risk tolerance level decided by the Board of Directors and the tolerance level established the Central Bank regulations effective to this end.

The Credit Risk Department is in charge of applying the policies, managing and monitoring the exposure to risk. Regulations, procedures and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is more efficient based on the type of customers in question.

The Management of Corporate and Individual Risks and Micro-projects analyze the credit risks of the different segments and provide technical support for credit decisions. The different Credit Committees and senior-level officers with customer-rating powers all participate in the credit approval process, within the framework of a progressive scale of credit capacity levels in relation to the amount of principal being requested and the transaction’s terms and conditions.

The Credit Administration and Transactions Department is also required to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. To do so, it controls the implementation and settlement of transactions and periodically reviews the classification of debtors and the debtors’ guarantees so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank in this regard.

Within the Credit Risk Department, the Analysis and Planning area’s duties involve monitoring risk exposure using tools such as alerts and indicators, which are used in preparing periodic reports that serve as a source of information for managing the portfolio by the Bank's Management, the Credit Risk Department and the commercial areas.

The Prelegal Recovery Department defines and carries out the recovery tasks involving the arrears portfolio.

It should be noted that by including the Legal Recovery Department within the Credit Risk structure, the Bank managed to integrate the legal recovery proceedings with the rest of the risk stages, increasing the efficiency of the processes completing the credit cycle.

Additionally, the Department has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to curb the credit risks.

Pursuant to the guidelines of Central Bank Communiqué “A” 5203, related to risk management, the following systems for managing credit risk were also adjusted and updated:

•	Depository of financial statements and quantitative and qualitative information on corporate customers for the purpose of unifying and homogenizing the historical data of qualified customers, while creating a data reservoir that allows for the improvement of the control processes and grants access to the necessary information for implementing expected loss and rating models.

•	Rating and scoring models that allow assigning a credit rating to each client, assessing the risk/profit relationship for each transaction and customer, and preparing follow-up guidelines, estimating probabilities of default.

•	Implementation of specific software for modeling information and decision engines to process scoring and rating models at the stipulated frequency.

•	Definition of policies, Credit Risk Tolerance Limits and action plans in case of excess or contingency situations.

•	These projects will be accompanied by changes in the Risk Department and the strengthening thereof through the addition of human resources and specific training.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

Stress Tests

The development of the Stress Test Program was established and planned. The process includes documenting and formalizing the program, including the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also provides for the development of a Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

Operational risk

The Bank adopted the definition of Operational risk under the Basel 2 Accord and the definition established by the Central Bank through its Communiqué “A” 4793, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events.

This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, appointing a Head of Operational Risk. There is a Risk Management Committee, which main mission is to ensure an Operational Risk Management plan which includes policies, programs, measurements and competences for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

During fiscal year 2012, the Bank began working on a quantitative approach to measure Operational Risk and Technological Risk, which includes:

•	assessing all relevant processes;

•	integrating the operational and technological risk assessment models;

•	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses;

•	the quantitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth;

•	the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database;

•	the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management; and

•	the methodology through which the IT areas identify, assess, control and report the risks related to the Bank’s information assets.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

The Bank has an incentive policy to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on the different functions of the risk management system also continued.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

19.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro S.A.’s business activity is governed by Financial Institutions Law No. 21.526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to the good banking practices laid out in Central Bank Communiqué “A” 5201 – Guidelines for Corporate Governance in Financial Institutions.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

Through Resolution No. 606/12, the CNV approved the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the Bank´s website and that of such enforcement agency.

This regulation reinforces the notions contained in Presidential Decree No. 677/01 on the public offering transparency system (published in the Official Bulletin on May 28, 2001), establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under Communiqué ”A” 5293 are as follows:

•	Board of Directors, Senior Management and Committees

The Bank’s Board of Directors is made up of thirteen members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are appointed by the Shareholders’ Meeting.

Five directors are independent, according to the guidelines set by CNV regulations, section 4, chapter XXI, and the provisions of Central Bank Communiqué “A” 5201.

Directors should be morally suitable, experienced, knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

In this regard, through its CREFI (Creation, Operation and Expansion of Financial Institutions) circulars, the Central Bank establishes the assessment criteria used for granting the authorization to the directors appointed by the Shareholders’ Meeting.

The Board of Directors delegates the usual affairs related to management and corporate activities to an Executive Committee with the assignment of specific duties as defined in the Bank’s bylaws.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

•	Ownership structure

As of December 31, 2012, the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	20.40	22.32
Carballo Delfín Jorge Ezequiel	18.79	20.53
ANSES FGS (Sustainability Guarantee Fund) under Law No. 26.425	30.97	28.79
Grouped shareholders (Argentine stock exchanges)	10.72	10.58
Grouped shareholders (foreign stock exchanges)	19.12	17.78

•	Organizational structure

Senior management

Two deputy general managers report to the Executive Committee; one is in charge of the commercial areas and the other is in charge of the operating areas. Six first-line managers report to each deputy general manager. Additionally, the Bank has ten staff areas reporting directly to the Executive Committee.

Committees

The bylaws establish that the Board of Directors may create the committees it may deem convenient for the Bank’s activities and appoint its members. The following committees currently operate in the Bank:

Committee	Roles
Audit Committee	They are established in section 15 of Presidential Decree No. 677/2001 – Public Offering Transparency System.
Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Risk Management Committee	The Risk Management Committee is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Receivables Committee	Approving credit transactions based on credit capacity.
Legal Recovery Department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.
Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

Committee	Roles
Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

We have a broad network of branches (399) throughout Argentina.

Subsidiaries

We carry out certain transactions through its subsidiaries, which are identified in note 1(2) to the Bank’s consolidated financial statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in notes 1 and 15, respectively.

•	Incentive practices

We have a personnel incentives system based on the identification of officers’ “outstanding performance”, which is understood to be their contribution in connection with the obtained results and their manner of conducting management.

The incentives system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank and the prudent assumption of risks.

•	Codes of ethics and conduct

The Bank adheres to the best practices and requires that all its employees act according to the highest standards of personal and professional integrity in all aspects of their activities.

In addition, compliance with its Code of Conduct and other policies and procedures governing employee conduct is considered to be essential. Moreover, the Code of Ethics for directors and officers is supplemental to the Bank’s Code of Conduct.

•	Role of financial agent

The Bank is the financial agent for the Provinces of Misiones, Salta and Jujuy. In addition, the subsidiary Banco del Tucumán S.A. is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also notes 2(1) through 2(4).

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, the Bank complies with the provisions and reporting requirements established in Financial and Foreign Exchange Institutions Law No. 21.526 and the regulations issued by the regulatory agency (Central Bank).

As established by the legislation (Argentine Business Associations Law No. 19.550), specific applicable regulations (Decree No. 677/01), professional accounting standards (Technical Resolution No. 21) and best practice recommendations, the Bank reports on related parties transactions in notes to the financial statements. Such transactions are carried out under usual market conditions. See also note 8.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable before the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interest.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest there may be in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (Información institucional” - Institutional information -and “Inversores” – Investors) and, additionally, some guidelines are disclosed in other notes and exhibits to these financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

20.	TAX CLAIMS

The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant effective claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that as yet has not been resolved and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The Buenos Aires City Tax Authorities attributed a turnover tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

21.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty with regard to how it will evolve in the future, due to the shrinking growth levels, the volatility of financial assets and of the exchange market, and the higher unemployment rates, among other matters. Locally, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators point to a situation that differs from the one mentioned above. However, certain variables affecting the Bank’s costs have been subject to significant changes. In the last few months, the prices of financial assets have also shown high volatility, as well as an increase in the price of money. From a regulatory point of view, foreign exchange regulations have increased and a new Capital Markets Law has been enforced, which shall become effective as soon as its administrative order is issued.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

Given all of the above, the Bank’s Management permanently monitors the changes in the abovementioned situations in the international and local markets, to determine the possible actions to be taken and to identify the potential effects over its assets and financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As mentioned in Notes 3.5.l.2), under Central Bank Communiqués “A” 3916 and “A” 4686, as of December 31, 2011, the Bank included in “Intangible assets” the amounts of 49,336 at stand-alone level and a total of 51,183 at consolidated level, net of related amortizations with respect to the differences resulting from the payments of deposit-related court orders, and the estimates of the additional effects of the abovementioned Supreme Court decision.

Additionally, as of December 31, 2012, and 2011, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 10,719 and 9,453 at the stand-alone level, respectively, and a total of 17,112 and 14,754 at consolidated level, respectively. Considering what has been mentioned in Note 3.5.l.2), the Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

22.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be allocated to the legal reserve. Consequently, the upcoming Shareholders’ Meeting shall be required to apply 298,724 out of “unappropriated retained earnings” to increase such legal reserve.

b)	As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in note 10(a)1, the upcoming Shareholders’ Meeting shall apply 71,916 out of “Unappropriated retained earnings” to set a special reserve for interest to be paid in June and December 2013.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting considering financial statements with retained earnings should specifically decide as to how they will be used.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

e)	Through Communiqué “A” 5072, the Central Bank established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% of the required amount and deducting the abovementioned adjustments.

23.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

24.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012		12/31/2011	12/31/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		566,583	226,959	598,275		598,275
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		119,993	3,333	111,657		111,657
Secured bonds under Presidential Decree No. 1,579/02 at 2.00%		69,678	186,378	128,645		128,645
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		62,879	163,855	3,337		3,337
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		47,130	46,062	47,130		47,130
Consolidation bonds in pesos - 6° serie - Maturity: 2024 at 2.00%		38,653	10,762	25		25
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		18,000	16,275	18,000		18,000
Federal government bonds in pesos at variable rate - Maturity: 2015		10,470	633	2,973		2,973
Federal government bonds in pesos at variable rate - Maturity: 2013		10,260
GDP - Related Securities - Maturity: 2035		3,042	46,936	3,042		3,042
Other		9,383	35,175	6,808	14,713	21,521
Subtotal holdings booked at market value		956,071	736,368	919,892	14,713	934,605

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2013			1,992,625
Subtotal government securities under repo transactiones with Central Bank of Argentina			1,992,625

Holdings booked at amortized cost
- Local
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	152,271	146,341		146,341		146,341
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-31-2013	51,897	51,819		51,819		51,819
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-06-2013	51,669	51,525		51,525		51,525
Province of Entre Ríos government debt securities Series II in pesos Class A – Maturity: 03-26-2013	25,777	25,757		25,757		25,757
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity 11-14-2013	25,906	25,010		25,010		25,010
Province of Chubut Treasury Bills Series III in pesos – Maturity: 05-24-2013	20,413	20,396		20,396		20,396
Province of Chaco Treasury Bills in dolars - Maturity: 03-14-2013	19,526	19,526		19,526		19,526
Province of Entre Ríos government debt securities Series II in pesos Class A – Maturity: 02-26-2013	5,062	5,053		5,053		5,053
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-07-2012			51,911
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012			51,705
Subtotal Holdings booked at amortized cost		345,427	103,616	345,427		345,427

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012		12/31/2011	12/31/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013		48,942
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013	43,529	43,529
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013		38,972
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2012			753,978
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012			27,148
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-22-2012			19,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-04-2012			12,623
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012			12,188
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		131,443	825,514

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-27-2013		11,038		11,038		11,038
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-06-2013		8,988		8,988		8,988
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-2012			499
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		20,026	499	20,026		20,026

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 05-15-2013		26,320		26,320		26,320
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-14-2012			15,898
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-28-2012			15,278
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-29-2012			5,165
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 02-15-2012			3,114
Subtotal Central Bank of Argentina Notes at market value - Own portfolio		26,320	39,455	26,320		26,320

Subtotal Instruments issued by the Central Bank of Argentina		177,789	865,468	46,346		46,346

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012		12/31/2011	12/31/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		177,789	865,468	46,346		46,346

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-23-2013		139,698
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-15-2013		33,120	52,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-22-2013			42,144
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 10-03-2013			36,216
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-23-2012			21,000
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-18-2012			19,376
Subtotal Central Bank of Argentina Notes - Under repo Transactions		172,818	171,361

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-21-2012			212,372
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-04-2012			5,826
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio			218,198
Total Instruments issued by the Central Bank of Argentina		350,607	1,255,027	46,346		46,346
Total Government securities		1,652,105	4,087,636	1,311,665	14,713	1,326,378

Total government and private Securities		1,652,105	4,087,636	1,311,665	14,713	1,326,378

(1) Position without options as of December 31, 2012, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011

COMMERCIAL

In normal situation	13,254,939	11,374,254
With Senior “A” guarantees and counter-guarantees	598,104	477,898
With Senior “B” guarantees and counter-guarantees	1,987,574	1,671,039
Without Senior guarantees or counter-guarantees	10,669,261	9,225,317

Subject to special monitoring	142,630	13,335
In observation
With Senior “B” guarantees and counter-guarantees	25,625	1,016
Without Senior guarantees or counter-guarantees	117,005	12,319

Troubled	19,854	49,857
With Senior “B” guarantees and counter-guarantees	11,516	9,693
Without Senior guarantees or counter-guarantees	8,338	40,164

With high risk of insolvency	71,126	27,341
With Senior “B” guarantees and counter-guarantees	22,723	17,186
Without Senior guarantees or counter-guarantees	48,403	10,155

Irrecoverable	91,931	14,336
With Senior “B” guarantees and counter-guarantees	1,642	2,207
Without Senior guarantees or counter-guarantees	90,289	12,129

Subtotal Commercial	13,580,480	11,479,123

Jorge H. Brito

Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011

CONSUMER

Performing	16,203,898	12,195,418
With Senior “A” guarantees and counter-guarantees	46,170	28,979
With Senior “B” guarantees and counter-guarantees	1,226,121	851,667
Without Senior guarantees or counter-guarantees	14,931,607	11,314,772

Low risk	265,584	156,685
With Senior “A” guarantees and counter-guarantees	157	267
With Senior “B” guarantees and counter-guarantees	12,499	7,547
Without Senior guarantees or counter-guarantees	252,928	148,871

Medium risk	169,675	100,451
With Senior “A” guarantees and counter-guarantees	9	28
With Senior “B” guarantees and counter-guarantees	4,520	2,770
Without Senior guarantees or counter-guarantees	165,146	97,653

High risk	108,676	122,064
With Senior “A” guarantees and counter-guarantees	69
With Senior “B” guarantees and counter-guarantees	4,407	4,084
Without Senior guarantees or counter-guarantees	104,200	117,980

Irrecoverable	88,172	53,878
With Senior “A” guarantees and counter-guarantees		12
With Senior “B” guarantees and counter-guarantees	7,063	8,294
Without Senior guarantees or counter-guarantees	81,109	45,572

Irrecoverable according to Central Bank's rules	134	384
With Senior “B” guarantees and counter-guarantees		38
Without Senior guarantees or counter-guarantees	134	346

Subtotal Consumer	16,836,139	12,628,880
Total	30,416,619	24,108,003

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012		12/31/2011
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,684,306	8.83	2,377,863	9.86
50 next largest customers	3,817,902	12.55	3,010,737	12.49
100 next largest customers	2,177,917	7.16	1,830,873	7.59
Other customers	21,736,494	71.46	16,888,530	70.06

Total	30,416,619	100.00	24,108,003	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	18	25,538	15,513	4,000	11,946	127,185	420,603	604,803
Financial sector		107,746	9,575	5,353	55,701	50,250	4,085	232,710

Non-financial private sector and foreign residents	267,946	9,618,442	3,621,239	3,940,797	2,489,588	3,658,819	5,982,275	29,579,106

Total	267,964	9,751,726	3,646,327	3,950,150	2,557,235	3,836,254	6,406,963	30,416,619

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

							Information on the issuer
	12/31/2012					12/31/2011	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year- end date	Capital stock	Shareholders' equity	Income (loss) for the period/ year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	456,898	333,985	Financial institution	12-31-12	43,960	508,048	136,673
Banco Privado de Inversiones S.A.	Common	1	1	85,925,820	96,779	86,465	Financial institution	12-31-12	86,659	97,605	10,402
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	39,367	31,444	Brokerage house	12-31-12	12,886	39,239	12,305
Macro Fiducia S.A (former Sud Inversiones & Análisis S.A.)	Common	1	1	6,475,143	12,555	12,194	Services	12-31-12	6,567	12,523	1,398
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	4,321	2,817	Mutual funds management	12-31-12	1,713	21,791	12,052
Foreign
Macro Bank Limited	Common	1	1	9,816,899	219,002	192,993	Financial institution	12-31-12	9,817	219,002	26,009
Subtotal subsidiaries					828,922	659,898

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-11	23,599	60,663	23,809
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-11	7,200	7,705	(329)
Visa Argentina S.A.	Common	1	1	1,033,503	2,086	625	Business services	05-31-12	15,000	231,208	169,876
C.O.E.L.S.A.	Common	1	1	81,707	124	119	Financial Services	12-31-11	1,000	2,605	527
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-11	650	371	153
Mercado Abierto Electrónico S.A.	Common	1,200	1	7	113	113	Electronic market	12-31-11	242	15,943	1,512
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-12	10,250	33,071	8,307
Garantizar S.G.R.	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-11	10,287	307,288	2,709
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	388	339	Financial institution	12-31-11	1,204,810	3,267,342	357,940
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	288	250	Financial institution	12-31-11	1,204,810	3,267,342	357,940
Banco Latinoamericano de Exportaciones S.A.						13	Financial institution
Subtotal non-subsidiaries					6,339	4,799

Total in financial institutions, supplementary and authorized activities					835,261	664,697

In other companies
- Non-subsidiaries
In Argentina
Other					1,424	1,551
Foreign
SWIFT S.A.	Common	1	1	5	24	21	Services	12-31-11	758,955	1,625,098	61,448
Total in other companies					1,448	1,572
Total (1)					836,709	666,269

(1) As of December 31, 2012 and 2011 the Bank booked allowances for impairment in value amounting for 311 and 1,142 respectively (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the year		Net book
Item	Beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of fiscal year

Bank premises and equipment
Buildings	309,732	31,034	22,705	3,735	50	13,183	346,553
Furniture and facilities	61,599	29,092	(2)	510	10	10,323	79,856
Machinery and equipment	111,880	63,936	2	1	5	45,064	130,753
Vehicles	36,465	5,217	7,548	1,854	5	10,980	36,396

Total	519,676	129,279	30,253	6,100		79,550	593,558

Other assets
Works in progress	22,548	60,314	(22,723)	6,746			53,393
Works of art	1,221	32		76			1,177
Prepayments for the purchase of assets	2,639	18,265	(7,548)	100			13,256
Foreclosed assets	9,111	190	18	4,004	50	120	5,195
Leased buildings	2,374			1,779	50	23	572
Stationery and office supplies	8,862	30,645		30,242			9,265
Other assets	181,498	14,957		14,909	50	1,031	180,515

Total	228,253	124,403	(30,253)	57,856		1,174	263,373

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	Net book value at			Amortization for the year			Net book
Item	Beginning of fiscal year	Increases	Decreases	Years of useful life	Amount		value at end of fiscal year

Goodwill (a)	86,893			10	14,052		72,841
Organization and development costs (b)	222,479	111,317	2,364	5	125,344	(c)	206,088

Total	309,372	111,317	2,364		139,396		278,929

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

(c)	It includes 44,980 related to the accelerated amortization of differences due to court orders - nondeductible for the determination of the computable equity (see Note 3.5.l.2).

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012		12/31/2011
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	5,962,115	18.35	5,226,074	19.77
50 next largest customers	3,563,116	10.97	2,686,237	10.16
100 next largest customers	1,804,974	5.55	1,466,461	5.55
Other customers	21,163,766	65.13	17,054,399	64.52

Total	32,493,971	100.00	26,433,171	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	26,125,507	4,999,427	1,112,840	244,956	8,677	2,564	32,493,971

Other liabilities from financial intermediation

Central Bank of Argentina	3,482			430	5,414	12,319	21,645
Banks and International Institutions	37,416	83,621	154,782	985			276,804
Non-subordinated corporate bonds		18,529				523,176	541,705
Financing received from Argentine financial institutions	40,635	942	1,413	2,827	8,637	30,681	85,135
Other	1,723,192	760	612	1,597	2,152	84,945	1,813,258

	1,804,725	103,852	156,807	5,839	16,203	651,121	2,738,547

Subordinated corporate bonds			2,597			737,595	740,192

Total	27,930,232	5,103,279	1,272,244	250,795	24,880	1,391,280	35,972,710

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of fiscal
Breakdown	fiscal year	(1)	Charge off	Reversals	year

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	557,586	648,659	358,905	18,502	828,838
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	232,314	2,476	5,024	1,743	228,023
Receivables from financial leases
For uncollectibility risk	5,583	1,116	28	86	6,585
Investments in other companies
For impairment in value	1,142			831	311
Other receivables
For uncollectibility risk	12,339	1,086	3,952	729	8,744

Total allowances	808,964	653,337	367,909	21,891	1,072,501

PROVISIONS
Contingent commitments	24			19	5
For other contingencies	78,687	28,750	19,859	13	87,565
Difference from court deposits dollarization	9,453	1,341	75		10,719

Total Provisions	88,164	30,091	19,934	32	98,289

(1) See notes 3.5.f). and 3.5.o).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Own Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236
Registered common stock B	583,249,498	1	573,249	10,000	583,249

Total	594,485,168		584,485	10,000	594,485

(1) See Note 9.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	12/31/2012																12/31/2011
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian	Uruguayan	Chileno
Items	Branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	peso	peso	Guarani	Real	Euro	Total

ASSETS
Cash	2,897,285	2,880,832	1,477	614	75	563	188	157	144	29	272	797	500	48	493	11,096	1,290,849
Government and private securities	213,179	213,179															2,032,582
Loans	2,430,839	2,429,190														1,649	2,937,363
Other receivables from financial intermediation	170,176	170,176															2,369,873
Receivables from financial leases	38,029	38,029															51,589
Investments in other companies	219,702	219,702															193,616
Other receivables	119,688	119,688															47,247
Items pending allocation	1,025	1,025															581

Total	6,089,923	6,071,821	1,477	614	75	563	188	157	144	29	272	797	500	48	493	12,745	8,923,700

LIABILITIES
Deposits	2,273,803	2,273,803															3,595,283
Other liabilities from financial intermediation	1,048,945	1,039,838	304	163		55					18					8,567	2,932,203
Other liabilities	2,315	2,315															2,560
Subordinated corporate bonds	740,192	740,192															647,753
Items pending allocation	43	43															7

Total	4,065,298	4,056,191	304	163		55					18					8,567	7,177,806

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,292,471	1,292,461														10	1,213,262
Control	959,384	948,460														10,924	766,579
Derivatives																	43,550
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	177,724	172,187														5,537	363,044
Control																	234

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

Item	12/31/2012 (1)	12/31/2011 (1)

Loans
Overdrafts	33,561	8,343
With Senior “A” guarantees and counter-guarantees		2
Without Senior guarantees or counter-guarantees	33,561	8,341
Documents		34,245
Without Senior guarantees or counter-guarantees		34,245
Mortgage and pledge	6,283	4,322
With Senior “B” guarantees and counter-guarantees	6,283	4,057
Without Senior guarantees or counter-guarantees		265
Personal	307	204
Without Senior guarantees or counter-guarantees	307	204
Credit cards	14,960	13,939
Without Senior guarantees or counter-guarantees	14,960	13,939
Other	33,933	183,107
Without Senior guarantees or counter-guarantees	33,933	183,107
Total loans	89,044	244,160

Other receivables from financial intermediation	451	5,918

Receivables from financial leases	8,602	8,565

Contingent Commitments	4,522	3,904

Investments in other companies	829,397	660,561
Total	932,016	923,108

Allowances / Provisions	1,133	1,743

(1) As of December 31, 2012 and 2011 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
Type of	Purpose of the transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	average term of settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	4		14,713

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	7	6		56,045

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		576,816

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	4	2	1	202,805

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	4	3	1	25,725

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	Currency	of differences	in Argentina - Non-financial sector	3	3	30	2,053

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	55	15	30	85,000

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
ASSETS

A. CASH
Cash on hand	2,794,916	2,338,283
Due from banks and correspondents
Central Bank of Argentina	6,543,996	3,308,007
Local Other	13,628	15,782
Foreign	694,200	510,105
Other	308	269
	10,047,048	6,172,446

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings booked at market value	1,357,022	963,618
Government securities under repo transactions with Central Bank of Argentina		1,992,625
Holdings booked at amortized cost	353,174	112,887
Instruments issued by the Central Bank of Argentina	612,889	1,303,871
Investments in listed private securities	19,993	23,861
	2,343,078	4,396,862

C. LOANS
To the non-financial government sector	586,557	336,189
To the financial sector
Interfinancing - (granted call)	166,546	150,000
Other financing to Argentine financial institutions	130,612	187,909
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	2,092	5,373
To the non-financial private sector and foreign residents
Overdrafts	4,280,640	2,712,718
Documents	3,651,390	3,178,058
Mortgage loans	1,508,463	1,142,944
Pledge loans	928,693	667,102
Personal loans	10,826,601	9,023,260
Credit cards	4,725,177	3,068,819
Other	4,808,641	4,158,915
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	570,281	360,245
less: Unearned discount	(95,940)	(74,050)
less: Allowances (Note 4.)	(887,156)	(599,224)
	31,202,597	24,318,258

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	517,360	2,371,466
Amounts receivable from spot and forward sales pending settlement	697,854	1,279,799
Securities and foreign currency receivable from spot and forward purchases pending settlement	216,144	50,754
Unlisted corporate bonds	141,560	313,656
Receivables from forward transactions without delivery of underlying asset	12	880
Other receivables not covered by debtors classification standards	863,436	648,434
Other receivables covered by debtors classification standards	176,483	68,610
Accrued interest receivables covered by debtors classification standards	515	1,641
less: Allowances (Note 4.)	(233,123)	(238,712)
	2,380,241	4,496,528

E. RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	323,077	326,783
Accrued interest and adjustments	5,069	5,644
less: Allowances (Note 4.)	(6,599)	(5,620)
	321,547	326,807

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	676	602
Other	12,267	10,853
less: Allowances (Note 4.)	(1,379)	(2,129)
	11,564	9,326

G. OTHER RECEIVABLES
Receivables from sale of assets	6,195	6,240
Other	857,896	598,182
Accrued interest and adjustments receivable on from sale of assets	332	231
Other accrued interest and adjustments receivables	35	447
less: Allowances (Note 4.)	(9,282)	(12,908)
	855,176	592,192

H. BANK PREMISES AND EQUIPMENT, NET	654,002	575,410

I. OTHER ASSETS	268,445	229,699

J. INTANGIBLE ASSETS
Goodwill	72,841	86,893
Organization and development costs	215,690	232,625
	288,531	319,518

K. ITEMS PENDING ALLOCATION	6,766	5,080

TOTAL ASSETS	48,378,995	41,442,126

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
LIABILITIES

L. DEPOSITS
From the non-financial government sector	8,318,383	5,836,211
From the financial sector	24,222	17,731
From the non-financial private sector and foreign residents
Checking accounts	6,716,911	4,911,863
Savings accounts	6,467,168	6,175,482
Time deposits	13,596,225	11,433,220
Investment accounts	149,325	44,512
Other	737,870	618,491
Accrued interest, adjustments, foreign exchange and quoted price differences payables	178,568	129,568
	36,188,672	29,167,078

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina
Other	21,725	9,155
Banks and International Institutions	273,968	154,942
Non-subordinated Corporate Bonds	523,176	654,905
Amounts payable for spot and forward purchases pending settlement	202,313	66,100
Securities and foreign currency to be delivered under spot and forward sales pending settlement	739,730	3,291,065
Financing received from Argentine financial institutions
Interfinancing (received call)	40,000	1
Other financing received from Argentine financial institutions	13,724	15,501
Accrued interest payables	52
Receivables from forward transactions without delivery of underlying asset		30
Other	1,917,546	1,492,007
Accrued interest, adjustments, foreign exchange and quoted price differences payables	52,724	48,793
	3,784,958	5,732,499

N. OTHER LIABILITIES
Fees	7,470	7,713
Other	1,268,162	1,010,150
	1,275,632	1,017,863

O. PROVISIONS (Note 4.)	131,683	112,816

P. SUBORDINATED CORPORATE BONDS	740,192	647,753

Q. ITEMS PENDING ALLOCATION	7,408	6,981

MINORITY INTERESTS IN SUBSIDIARIES	51,355	37,584

TOTAL LIABILITIES	42,179,900	36,722,574

SHAREHOLDERS' EQUITY	6,199,095	4,719,552

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	48,378,995	41,442,126

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	37,863,919	21,077,364

Contingent	9,176,324	8,113,891
Credit lines obtained (unused portion)		11,700
Guarantees received	8,776,152	7,584,503
Other not covered by debtors classification standards	165	195
Contingent debit-balance contra accounts	400,007	517,493

Control	27,487,838	8,491,385
Receivables classified as irrecoverable	995,622	905,084
Other	25,994,575	7,340,091
Control debit-balance contra accounts	497,641	246,210

Derivatives	386,341	3,654,793
Notional value of put options taken	56,045	40,091
Notional value of forward transactions without delivery of underlying asset	127,918	1,757,843
Interest rate swap	85,000	158,550
Derivatives debit-balance contra accounts	117,378	1,698,309

Trust activity	813,416	817,295
Trust funds	813,416	817,295

CREDIT-BALANCE ACCOUNTS	37,863,919	21,077,364

Contingent	9,176,324	8,113,891
Credit lines granted (unused portion) covered by debtors classification standards	19,669	40,246
Other guarantees provided covered by debtors classification standards	129,140	67,807
Other guarantees provided not covered by debtors classification standards	153,762	137,329
Other covered by debtors classification standards	97,436	272,111
Contingent credit-balance contra accounts	8,776,317	7,596,398

Control	27,487,838	8,491,385
Checks to be credited	497,641	246,210
Control credit-balance contra accounts	26,990,197	8,245,175

Derivatives	386,341	3,654,793
Notional value of put options sold	14,713	36,657
Notional value of forward transactions without delivery of underlying asset	102,665	1,661,652
Derivatives credit-balance contra account	268,963	1,956,484

Trust activity	813,416	817,295
Trust activity credit-balance contra accounts	813,416	817,295

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011

A. FINANCIAL INCOME
Interest on cash and due from banks	185	179
Interest on loans to the financial sector	46,084	29,137
Interest on overdrafts	721,000	456,904
Interest on documents	414,815	234,928
Interest on mortgage loans	198,809	158,449
Interest on pledge loans	126,822	91,550
Interest on credit card loans	740,670	371,352
Interest on financial leases	60,037	56,712
Interest on other loans	3,537,074	2,398,336
Net income from government and private securities	361,538	493,920
Net income from options		1,077
Interest on other receivables from financial intermediation	1,040	684
Income from guaranteed loans - Presidential Decree No. 1,387/01	17,017	4,918
CER (Benchmark Stabilization Coefficient) adjustment	22,947	4,428
CVS (Salary Variation Coefficient) adjustment	512	362
Difference in quoted prices of gold and foreign currency	386,989	283,189
Other	268,831	112,523
	6,904,370	4,698,648

B. FINANCIAL EXPENSE
Interest on checking accounts	317	203
Interest on savings accounts	33,972	25,184
Interest on time deposits	2,167,614	1,225,052
Interest on interfinancing received loans (received call)	4,283	4,903
Interest on other financing from financial institutions	12	8
Interest on other liabilities from financial intermediation	62,529	64,752
Interest on subordinated bonds	66,897	60,592
Other interest	3,033	2,679
CER adjustment	4,405	4,107
Contribution to Deposit Guarantee Fund	55,937	44,248
Other	428,591	286,993
	2,827,590	1,718,721

GROSS INTERMEDIATION MARGIN - GAIN	4,076,780	2,979,927

C. PROVISION FOR LOAN LOSSES	600,424	273,224

D. SERVICE-CHARGE INCOME
Related to lending transactions	141,048	124,059
Related to deposits	1,571,838	1,169,977
Other commissions	42,078	39,884
Other	889,767	635,253
	2,644,731	1,969,173

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011

E. SERVICE-CHARGE EXPENSE
Commissions	153,191	114,597
Other	532,216	313,424
	685,407	428,021

F. ADMINISTRATIVE EXPENSES
Personnel expenses	1,844,336	1,485,554
Directors' and statutory auditors' fees	75,005	59,773
Other professional fees	109,906	90,425
Advertising and publicity	92,526	75,925
Taxes	169,291	131,816
Depreciation of equipment	85,037	72,972
Amortization of organization costs	72,721	59,213
Other operating expenses	429,752	323,990
Other	236,796	188,842
	3,115,370	2,488,510

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	2,320,310	1,759,345

G. OTHER INCOME
Income from long-term investments	13,299	8,358
Penalty interest	39,592	31,743
Recovered loans and allowances reversed	78,901	77,780
CER adjustments	76	78
Others	64,794	72,601
	196,662	190,560

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	22	50
Charges for other receivables uncollectibility and other allowances	43,046	44,345
Amortization of differences related to court orders	59,828	18,870
Depreciation and loss of other assets	2,065	2,152
Goodwill amortization	14,052	14,052
Other	37,076	26,370
	156,089	105,839

MINORITY INTEREST IN SUBSIDIARIES	(13,790)	(10,111)

NET INCOME BEFORE INCOME TAX - GAIN	2,347,093	1,833,955

I. INCOME TAX	853,475	657,858

NET INCOME FOR THE FISCAL YEAR - GAIN	1,493,618	1,176,097

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at beginning of the fiscal year	6,172,446	5,990,480
Cash at end of the fiscal year	10,526,353	6,172,446
Net increase in cash	4,353,907	181,966

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(48,420)	3,131,541
Loans
To the financial sector	291,597	(358,161)
To the non-financial government sector	(211,154)	7,590
To the non-financial private sector and foreign residents	(1,547,040)	(4,747,693)
Other receivables from financial intermediation	2,546,616	(353,689)
Receivables from financial leases	63,862	(22,403)
Deposits
From the financial sector	6,490	1,965
From the non-financial government sector	2,186,276	484,690
From the non-financial private sector and foreign residents	2,837,330	3,750,341
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(165,661)	164,735
Others (except liabilities included under financing activities)	513,117	(31,866)
Collections related to service-charge income	2,626,865	1,952,285
Payments related to service-charge expenses	(668,688)	(417,852)
Administrative expenses paid	(2,947,585)	(2,314,629)
Payment of organization and development costs	(106,956)	(99,004)
Net collections from penalty interest	39,312	31,701
Differences from payments related to court orders	(8,644)	(15,377)
Collections of dividends from other companies	300	9,293
Other collections related to other income and losses	59,346	66,996
Net payments from other operating activities	(404,327)	(68,403)
Payment of income tax / minimum presumed income tax	(851,953)	(257,945)
Net cash flows generated in operating activities	4,210,683	914,115

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011
Investing activities
Net payments for bank premises and equipment	(136,649)	(101,036)
Net payments for other assets	(67,766)	(134,391)
Other collections for investing activities	(2,050)	(498)
Net cash flows used in investing activities	(206,465)	(235,925)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(248,003)	(58,059)
Central Bank of Argentina:
Other	11,381	7,240
Banks and International Institutions	111,656	107,788
Subordinated corporate bonds	(68,650)	(61,315)
Financing received from Argentine financial institutions	(2,246)	(1,785)
Payment of dividends	(19)	(505,339)
Other payments for financing activities
Own shares reacquired		(92,919)
Net cash flows used in financing activities	(195,881)	(604,389)

Financial income and holding gains on cash and cash equivalents	545,570	108,165

Net increase in cash	4,353,907	181,966

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011

COMMERCIAL

In normal situation	13,636,481	11,459,913
With Senior “A” guarantees and counter-guarantees	599,868	486,443
With Senior “B” guarantees and counter-guarantees	2,017,671	1,675,828
Without Senior guarantees or counter-guarantees	11,018,942	9,297,642

Subject to special monitoring	142,630	14,523
In observation
With Senior “B” guarantees and counter-guarantees	25,625	1,988
Without Senior guarantees or counter-guarantees	117,005	12,535

Troubled	19,854	49,857
With Senior “B” guarantees and counter-guarantees	11,516	9,693
Without Senior guarantees or counter-guarantees	8,338	40,164

With high risk of insolvency	71,126	27,350
With Senior “B” guarantees and counter-guarantees	22,723	17,186
Without Senior guarantees or counter-guarantees	48,403	10,164

Irrecoverable	91,931	14,336
With Senior “B” guarantees and counter-guarantees	1,642	2,207
Without Senior guarantees or counter-guarantees	90,289	12,129

Subtotal Commercial	13,962,022	11,565,979

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012	12/31/2011

CONSUMER

Performing	18,342,839	13,991,475
With Senior “A” guarantees and counter-guarantees	50,594	31,956
With Senior “B” guarantees and counter-guarantees	1,283,516	882,926
Without Senior guarantees or counter-guarantees	17,008,729	13,076,593

Low risk	281,551	166,451
With Senior “A” guarantees and counter-guarantees	157	267
With Senior “B” guarantees and counter-guarantees	12,760	7,566
Without Senior guarantees or counter-guarantees	268,634	158,618

Medium risk	185,635	106,973
With Senior “A” guarantees and counter-guarantees	9	28
With Senior “B” guarantees and counter-guarantees	5,401	2,770
Without Senior guarantees or counter-guarantees	180,225	104,175

High risk	122,980	134,539
With Senior “A” guarantees and counter-guarantees	69
With Senior “B” guarantees and counter-guarantees	4,888	4,128
Without Senior guarantees or counter-guarantees	118,023	130,411

Irrecoverable	94,066	54,644
With Senior “A” guarantees and counter-guarantees		12
With Senior “B” guarantees and counter-guarantees	8,086	8,328
Without Senior guarantees or counter-guarantees	85,980	46,304

Irrecoverable according to Central Bank's rules	136	390
With Senior “B” guarantees and counter-guarantees		38
Without Senior guarantees or counter-guarantees	136	352

Subtotal Consumer	19,027,207	14,454,472

Total	32,989,229	26,020,451

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish –

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line its balance sheets as of December 31, 2012, and 2011, and the statements of income and cash flows for the year then ended, with the financial statements of the subsidiaries listed in note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of December 31, 2012):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.154%	99.154%	99.994%	99.994%

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Macro Fiducia S.A	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.FCI S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)	Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 283).

(c)	Consolidated with Macro Fondos S.G.F.C.I. S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the years ended December 31, 2012, and 2011.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish –

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)	The amounts of the accounts in the statements of income for years ended December 31, 2012, and 2011, were converted into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each fiscal year (difference between retained earnings at beginning of fiscal year and retained earnings at year-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of December 31, 2012, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	240,013	1,180,218

Liabilities	195,476	961,216

Shareholders’ equity	44,537	219,002

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of December 31, 2012:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	43,998,658	3,845,333	104,192	1,180,218	104,477	853,883	48,378,995

Liabilities	37,799,563	3,337,285	6,587	961,216	52,042	(23,207)	42,179,900

Shareholders’ equity	6,199,095	508,048	97,605	219,002	52,435	877,090	6,199,095

Income	1,493,618	136,673	10,402	26,009	14,634	187,718	1,493,618

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish –

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	12/31/2012	12/31/2011

Cash	10,047,048	6,172,446

Government and private securities
Holdings booked at market value	388,462
Instruments issued by the Central Bank	90,843

Cash and cash equivalents	10,526,353	6,172,446

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial statements, the following shows the situation of the main subsidiaries.

As of December 31, 2012 and 2011, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 85,200 and 61,296, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of December 31, 2012, the Bank capitalized income tax prepayments for 44,859 for 2012 tax year, which were recorded in the “Other receivables” account.

As of December 31, 2012, and 2011, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it estimated NOLs as of that date and, therefore, booked accrued minimum presumed income tax totaling 210 and 192, respectively. The estimated accumulated NOL totaled 19,581 as of December 31, 2012. Additionally, as of December 31, 2012 the subsidiary booked a minimum presumed income tax credit of 3,251, which was fully accrued, prepayments for an amount of 120 related to tax year 2012 and a 160 credit which were booked under “Other receivables”.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

Item	12/31/2012	12/31/2011

3.1. Banco del Tucumán S.A.:

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities.	55,730	49,158
Subtotal other receivables from financial intermediation	55,730	49,158

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish –

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Item	12/31/2012	12/31/2011

3.1. Banco del Tucumán S.A.: (Cont.)

Other receivables

• Deposits mainly provided in guarantee for credit card transactions and related to court deposits.	7,268	5,560
Subtotal other receivables	7,268	5,560

Total	62,998	54,718

3.2. Banco Privado de Inversiones S.A.:

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses.		403
Subtotal other receivables from financial intermediation		403

Other receivables

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827
• Security deposits.	15	15
Subtotal other receivables	842	842

Total	842	1,245

3.3. Macro Securities S.A. Sociedad de Bolsa:
Investments in other companies
• Other.	1,453	1,453
Total	1,453	1,453

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish –

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2012:

			Decreases
Breakdown	Balances at beginning of year	Increases	Charge off	Reversals	Balances at end of period

Allowances

For loans	599,224	688,966	376,539	24,495	887,156

For other receivables from financial intermediation	238,712	7,044	5,104	7,529	233,123

For receivables from financial leases	5,620	1,147	70	98	6,599

For interests in other companies	2,129	84		834	1,379

For other receivables	12,908	1,512	4,409	729	9,282

Total	858,593	698,753	386,122	33,685	1,137,539

Provisions

For contingent commitments	24			19	5

For other contingencies	98,038	39,468	22,550	390	114,566

For differences from court deposits dollarization	14,754	2,433	75		17,112

Total	112,816	41,901	22,625	409	131,683

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of December 31, 2012, and 2011:

Type of contract / underlying asset	12/31/2012	12/31/2011

Futures / foreign currency	228,530	3,390,773
Repo transactions	882,661	3,285,652
Forward contracts / foreign currency	2,053	28,722
Options / BODEN coupons	14,713	36,657
Swaps / Other	85,000	158,550
Options / Other	56,045	40,091

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish –

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Additionally, positions of transactions effective as of December 31, 2012, and 2011, are as follows:

Transaction	12/31/2012	12/31/2011

Net position of repurchase agreements	(507,199)	(3,231,730)
Net asset position of forward transactions without delivery of the underlying asset	25,253	96,191
Interest rate swap	85,000	158,550
Position of put options sold on BODEN 2012 and 2013 coupons	14,713	36,657
Position of put options taken	56,045	40,091

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial statements, as of December 31, 2012, and 2011, Banco del Tucumán S.A., manages the following portfolios:

	Managed portfolio as of
Item	12/31/2012	12/31/2011

• On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	16,163	16,759

• On October 30, 2012, the Bank, Banco de Valores S.A. and Banco del Tucumán S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.	86,332	10,625

• Other managed portfolios.	12,717	10,625
Total	115,212	27,384

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15 to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of December 31, 2012, and 2011:

7.1.	Financial trusts for investment purposes

Financial trust	12/31/2012	12/31/2011

Certificates of participation:
TST & AF (a)	52,845	48,262	(1)
Other	24,989	10,215
Total certificates of participation	77,834	58,477

(1)	Net of allowances in the amount of 5,385.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish –

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

(a)	TST & AF trust

As of December 31, 2012, and 2011, Macro Bank Limited is the beneficiary of 46.66% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them.

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in note 15.2. to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro S.A., subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of December 31, 2012, and 2011, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 86,576 and 1,036, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.3 to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of December 31, 2012, and 2011, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 727,596 and 613,743, respectively.

Jorge H. Brito

Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		566,873	227,251
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		124,044	6,171
Secured bonds under Presidential Decree No. 1,579/02 at 2%		71,649	186,456
Discount bonds denominated in pesos - Maturity 2033 at 5.83%		62,879	163,855
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		47,130	46,062
Consolidation bonds in pesos - 6° serie at 2%		38,789	10,762
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		18,000	16,275
Federal government bonds in US dollars at 7% - Maturity: 2015		10,484	633
Federal government bonds in US dollars at 7% - Maturity: 2013		10,260
Consolidation bonds of social security payables in pesos – Fourth Series		5,328	8,740
Others		13,124	82,266
Subtotal holdings booked at market value - Local		968,560	748,471
- Foreign
Treasury Bill - Maturity 01-10-13		314,705
Treasury Bill - Maturity 01-24-13		49,172
Treasury Bill - Maturity 03-14-13		24,585
Treasury Bill - Maturity 04-19-12			215,147
Subtotal holdings booked at market value - Foreign		388,462	215,147

Subtotal holdings booked at market value		1,357,022	963,618

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2013			1,992,625
Subtotal government securities under repo transactions with Central Bank of Argentina			1,992,625

Government securities at amortized cost
- Local
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	152,271	146,341
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-31-2013	51,897	51,819
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-06-2013	51,669	51,525
Province of Entre Ríos government debt securities Series II in pesos Class A – Maturity: 03-26-2013	25,777	25,757
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity 11-14-2013	25,906	25,010
Province of Chubut Treasury Bills Serie III in pesos - Maturity: 05-24-2013	20,396	20,396
Province of Chaco Treasury Bills in dolars - Maturity: 03-14-2013	19,526	19,526
Province of Entre Ríos government debt securities Series II in pesos Class A – Maturity: 02-26-2013	5,062	5,053
Province of Tucumán bonds - Second series in dollars at 9.45% - Maturity: 2015	4,972	4,972	6,425
Province of Tucumán bonds - First series in pesos - Maturity: 2018	3,090	2,775	2,846
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012			51,705
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-07-2012			51,911
Subtotal government securities at amortized cost		353,174	112,887

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013		182,745
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013		48,942
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013	43,529	43,529
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013		38,972
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2012			753,978
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012			27,148
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-2012			21,305
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-22-2012			19,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-04-2012			12,623
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012			12,188
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		314,188	846,819

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-27-2013		8,720
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		8,720

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 02-06-2013		49,384
Central Bank of Argentina Internal Bills in pesos - Maturity 02-27-2013		20,847
Central Bank of Argentina Internal Bills in pesos - Maturity 02-20-2013		15,746
Central Bank of Argentina Internal Bills in pesos - Maturity 03-20-2013		4,866
Central Bank of Argentina Internal Bills in pesos - Maturity 01-04-2012			499
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		90,843	499

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013		26,320
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 03-14-2012			15,898
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 03-28-2012			15,278
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 02-29-2012			5,165
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 02-15-2012			3,114
Subtotal Central Bank of Argentina notes at market value - Own portfolio		26,320	39,455

Subtotal instruments issued by the Central Bank of Argentina		440,071	886,773

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2012		12/31/2011

Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		440,071	886,773

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 01-23-13	139,698	139,698
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 05-15-13	33,120	33,120	52,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 05-22-13			42,144
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 10-03-13			36,216
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 05-23-12			21,000
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 07-18-12			19,376
Subtotal Central Bank of Argentina Notes - Under repo Transactions		172,818	171,361

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 03-21-12			239,911
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 04-04-12			5,826
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio			245,737
Total Instruments issued by the Central Bank of Argentina		612,889	1,303,871
Total Government securities		2,323,085	4,373,001

INVESTMENTS IN LISTED PRIVATE SECURITIES
Petroleo Brasileiro S.A. - Petrobras	11,194	11,194	12,502
Grupo Financiero Galícia S.A.	8,414	8,414	5,347
IRSA Inversiones y Representaciones S.A.	384	384	372
Tenaris S.A.	1	1
Pampa Energía S.A.			5,640
Total investment in listed private securities		19,993	23,861

Total government and private securities		2,343,078	4,396,862

Jorge H. Brito

Chairperson

EARNINGS DISTRIBUTION PROPOSAL

FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS (1)	3,999,693
To legal reserve (20% of 1,493,618)	(298,724)
SUBTOTAL 1	3,700,969
To the reserve under Central Bank rules - Special for subordinated corporate bonds (2)	(71,916)
SUBTOTAL 2	3,629,053

DISTRIBUTABLE AMOUNT (3)	-

(1)	Includes voluntary reserve for future distribution of earings.
(2)	See Note 22.b).
(3)	Relates to the lower amount between SUBTOTAL 2 and that arising from calculating the excess of computable capital over required minimum capital as of December 31, 2012, also considering the restrictions further described in note 22. as established by Central Bank rules regarding "Distribution of earnings".

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 1, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director